

October 19, 2023

Man Tak Lau
Director and Chairman of the Board of Directors
Linkers Industries Ltd
Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL
Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

>   **Re: Linkers Industries Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted September 22, 2023**
>   **CIK 1972074**

Dear Man Tak Lau:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 submitted September 22, 2023

General

1.   We note from page iv that you commissioned a report from Ken Research. Please file their consent as an exhibit.

2.   We note that you are a foreign private issuer offering voting securities in the United States. Please tell us how would the company determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

Industry and Market Data, page 34

3.   You state that Ken Research Private Limited analysis shows that high inflation rates may negatively affect the major appliances market in Asia-Pacific and Western Europe. Please

expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Use of Proceeds, page 39

4.   Please revise the first bullet to discuss in greater detail the potential acquisitions and joint ventures.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 46

5.   Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Diversified customer base, page 60

6.   Please identify the "key customers who are renowned global brand name manufacturers and OEMs." Also reconcile the "diversified customer base" with the concentration of revenue percentages on page 17.

Management, page 81

7.   Please update your disclosure to include compensation disclosure for your executive officers.

Board of Directors, page 84

8.   Please reconcile your disclosure here that a majority of your board will not be independent with your disclosure that you do not intend to rely on controlled company provisions you cite.

       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                                          Sincerely,

                                                          Division of Corporation Finance
                                                          Office of Manufacturing

cc: Lawrence Venick